UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

24 April 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
BARCLAYS PLC RESULT OF AGM
BARCLAYS PLC ANNUAL GENERAL MEETING STATEMENT

Signatures
Barclays PLC Result of AGM
Barclays PLC AGM Trading Statement

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: April 25, 2003	By: /s/ Simon Pordage Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: April 25, 2003	By: /s/ Simon Pordage
Simon Pordage Assistant Secretary

BARCLAYS PLC RESULT OF AGM

     The Annual General Meeting for 2003 of Barclays PLC was held on Thursday 24 April 2003 at the Queen Elizabeth II Conference Centre, London.

     A poll was held on each of the resolutions proposed which were passed with large majorities:

Resolution	For	Against

1. That the Report of the Directors and the audited accounts of the Company for the year ended 31st December 2002, now
laid before the meeting, be received	2,858,983,855	3,184,675

2. That the Directors’ Report on Remuneration for the year ended 31st December 2002, now laid before the Meeting, be approved	2,044,375,865	433,981,519

3. That Dr Jürgen Zech be re-elected a Director of the Company	2,849,257,242	12,612,524

4. That Professor Sandra Dawson be re-elected a Director of the Company	2,851,270,015	10,738,572

5. That Matthew Barrett be re-elected a Director of the Company	2,347,090,553	137,150,018

6. That Sir Nigel Rudd be re-elected a Director of the Company	2,750,691,752	36,918,961

7. That PricewaterhouseCoopers LLP be reappointed auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors	2,624,440,430	119,480,105

8. That the Company be authorised generally to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of up to an aggregate of 985,524,000 ordinary shares of 25p each in its capital, provided that:

	2,859,167,912	3,017,600

(a)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made; and

(c)	the authority conferred by this resolution shall expire on the date of the AGM of the Company to be held in 2004 (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

24th April 2003

BARCLAYS PLC
ANNUAL GENERAL MEETING STATEMENT

Barclays PLC is today holding its Annual General Meeting (AGM) for shareholders.

Matthew Barrett, Group Chief Executive, will say at today’s AGM that he is pleased to report that Barclays has made a solid start to 2003, and continues to maintain both strong focus on short term performance and investment in the future.

The full statements which Sir Peter Middleton, Chairman and Matthew Barrett will be making this morning, follow below:

Sir Peter Middleton

There are 2 documents, which may be referred to in the meeting:

1.	The Summary Financial Statement, which has been sent to all shareholders, and

2.	The full Annual Report, which includes the new Corporate Social Responsibility Report.

You will have seen in the Summary Financial Statement that profit before tax was £3.205 billion. We will have paid £1.2 billion to shareholders in dividends; almost £1 billion to the government in taxes; and more than £3.6 billion to our 75,000 employees, in salaries and bonuses.

Earnings per share were 33.7p and return on equity (on a statutory basis) was 15%. Dividend per share was 18.35p, an increase of 10% over 2001. Though stock markets have been weak and volatile, our total shareholder return, a combination of share price performance and reinvested dividends remains in the top quartile of its peer group of international banks as it has been for the past 3 years.

Financial results are not the whole story. For the first time this year, we have included a Corporate Social Responsibility Report as an integral part of the Annual Report. This demonstrates how seriously we take our Corporate Social Responsibilities.

Barclays strong commitment to communities continues. Last year we gave £32 million to the community. Supported by Barclays, 20,000 of our employees took part in community activities, making a real difference in their local communities. You can read more about this and the progress we are making in tackling financial inclusion and in improving our environmental performance in the report.

All round, this was a sound performance in a year of great uncertainty both politically and economically.

The Annual Report, which fewer shareholders request, gets longer and longer and much more complicated — particularly Section 3 (the Financial Review and Results). I am afraid that this is due to the seemingly endless stream of new regulations and accounting rules.

And there is more on the way – particularly for the financial services sector. Revised capital calculations and requirements are likely to follow from new standards being developed in Basel – known as Basel II. These are likely to coincide with the implementation of new international accounting standards. We support initiatives that make our business more transparent, but the sheer volume of information disclosed under these new rules will make it increasingly difficult to explain our business in simple terms to our shareholders and employees. More importantly, there is a seemingly unstoppable urge from accounting philosophers to develop measures of the business which are increasingly short term, creating the appearance of greater volatility and uncertainty about the future.

Pension provision is a good example. There has been a great deal of press focus on pensions with the disclosure required under the accounting standard known as FRS17. This measures a pension fund on the theoretical assumption that it is wound up today; with the assets being valued at today’s prices, and the liabilities being discounted at a curious discount rate. But our pension fund is not being wound up today. The key test of the adequacy of a pension fund is whether, when the liabilities fall due – and they typically fall due over decades – the assets are sufficient to meet them. By this test, our assets exceed our liabilities, and we are committed to making sure that our pension fund is and remains, in sound financial condition to meet its liabilities when they fall due. FRS 17 is certainly a measure, but it is not the only measure. I want to assure our pensioners that there is no need to worry.

Our people remain our biggest asset. And I would like to take this opportunity to thank them for all their hard work.

2002 was a difficult year with a challenging political and economic environment. 2003 will be no less so. But Barclays is well-placed thanks to the spread of its business, the quality of its staff and its determination to succeed and seize the opportunities that will arise.

Matthew W. Barrett

I first want to thank my Barclays colleagues at every level and in all of our locations around the world, for their considerable contributions to our results in 2002.

They handled effectively the issues that arose in a difficult external environment and turned in satisfactory results.

We aspire to outstanding levels of performance and remain committed to maintaining our Total Shareholder Return in the top quartile as it has been over the past three years.

We have in place the portfolio, the business strategies and the leadership talent to do so.

External events in 2002 did not distract us from advancing our strategy in all areas to build for the future. I would like to give you a brief update on progress, focusing first on our core UK franchise and then on our major international businesses.

The core UK Franchise

Strength in our home market is our number one priority. We serve UK customers through four important businesses: Personal Financial Services, Business Banking, Barclays Private Clients and Barclaycard.

Competition in the UK is fierce and getting fiercer, and this is a good thing – for customers and for the banks. We see significant growth opportunities for us in the UK. The key to unlocking these is in new customer propositions.

Our strategy for the UK is based on some simple principles:

•	make it easy for customers to access the full range of services wherever, whenever or in whatever way they choose;

•	deliver superior value and convenience that encourages customers to give us more of their business;

•	recognise and reward loyal customers.

Let me give you a few recent examples of initiatives to bring these principles to life.

Personal Financial Services (PFS) provides one of the most extensive, multi-channel access networks in the UK and this was extended in 2002.

Branch hours were extended to make it easier for time-strapped customers. Saturday openings were increased in hundreds of locations. Significant investments were made in premises improvements to provide a more comfortable and efficient environment for customers and improved access for the disabled. Banking by telephone was expanded to facilitate banking from home or office. Customers using on-line banking increased from 3.3m to 3.9m – 20% of transactions now being undertaken on-line.

Openplan was launched nationally.

Customer response to these initiatives in PFS was very encouraging. We attracted hundreds of thousands of new customers and did more business with existing customers.

We are determined to maintain our commitment to continuous, noticeable improvements in everything we do for the UK consumer.

Business Banking has over half a million large, medium and small business customers. Gratifyingly, it is highly rated by its customers but we are not complacent and the service was improved to new levels in 2002.

Business Banking targeted services more effectively and created bespoke propositions for different customer segments. It too enhanced the range of delivery channels for customers, offering greater choice and flexibility.

It re-engineered support processes, and freed relationship managers to focus more time on customers and less on paperwork. We believe, and more importantly our customers tell us, that the quality of relationship they get with their managers in Business Banking is better than anywhere else.

The growth and development of our wealth management business, Barclays Private Clients (BPC), remains a key strategic priority. The longest bear market in a generation has had a brutal effect on the wealth management sector in 2002, causing many rivals to withdraw. Not so for us. We redoubled our efforts to develop this business for clients.

The strategy is to deliver an integrated proposition across banking and investment services for financially active clients. It has increased the number of relationship managers qualified in both banking and investment products. It has introduced the Legal & General and Woolwich product lines to its clients, while launching a range of new propositions. Earlier this year, it announced the acquisition of the UK retail business of the stockbroker Charles Schwab. We are in very good shape to reap the benefits when market conditions improve and demand for investor services by individuals increases.

In 2002, the development of Barclaycard, already the leading credit card monoline in the UK and Europe, gathered pace. Customer numbers and volumes increased both through organic strategies and through acquisitions. Barclaycard was a founding member of Nectar, the innovative loyalty scheme; it entered into a joint venture with Littlewoods to provide branded card services; it bought the UK business of Providian; and it made a start on selling other financial services products under the name Barclaycard Direct.

So it was a busy and productive year on the journey to transform our UK businesses and do a better job for customers at home. For customers, accessing the full power of our fluency in finance must be made easy and rewarding no matter how they wish to do business with us. We see that as key to our success. So you will see much more joined-up activity and positive changes in the businesses that constitute our core UK franchise.

Our International businesses

Outside our home market, Barclays is one of the most famous brands in banking, a powerful calling card around the world.

We have a physical presence in 57 countries and customers in some 200 countries. We have 500 branches outside the UK.

We are building on these foundations to deepen and broaden our non-UK businesses. Let me give you a couple of examples of progress in 2002:

•	In a world in which the full service investment banking model was proved to be over-built and fraught with problems, our decision to concentrate the Barclays Capital business on debt-focused activities, incorporating risk management advisory services, is proving to have been the right one for us.

Last year, it delivered the second highest level of pre-tax profits in its history in what was an extraordinarily difficult year in the markets. Barclays Capital was the only firm among the top 10 in the global all-debt league tables to increase its issuance volumes.

•	Historically, Barclays Global Investors (BGI) has been a somewhat “orphaned” member of the group. We completed a major strategic review of the business by early 2002, and BGI’s performance surged. Few other firms in its sector reported earnings in 2002 higher than 2001. In BGI’s case, the increase in operating profit was 41%. BGI attracted £56 billion of net new assets in 2002, half from new clients.

•	Barclays Private Clients began offering Openplan in Spain, increasing its share of new mortgage flows from half a percentage point to 5%, while attracting thousands of new customers. It also launched Stockbrokers in France.

•	Barclaycard International, which serves customers in many countries, including France, Spain, Germany, Italy and Greece, made a profit for the first time during the last quarter of 2002, one year ahead of plan.

So, in 2002, we made good progress on the international front as well.

Of course the critical factor in any successful business is competent and committed employees. As a result, we paid particular attention during the year to our ongoing efforts to create a high-performance culture and to developing our workforce.

We made progress on our equality and diversity programme. We continued to develop the Barclays University to provide life-long learning opportunities and increase the employability of our people.

We focused hard on leadership training and on nurturing our top talent. We continued to work closely with our union partner UNIFI, which has been a powerful force behind our efforts to become the employer of choice in all our activities.

In conclusion, the Barclays transformation continues across the board and is gathering momentum. We are nowhere near done yet, and we are all too aware of the near-term challenges of the current geopolitical and economic environment.

However, thanks to the focus and effort of employees at all levels during the last three years on driving our strategy forward, we are stronger today and poised to take advantage of opportunities to deliver sustained growth.

Finally, I am pleased to report that Barclays has made a solid start to 2003, and continues to maintain both strong focus on short term performance and investment in the future.

Disclaimer

This document contains certain forward-looking statements within the meaning of section 21E of the US Securities Exchange Act of 1934, as amended and section 27A of the US Securities Act of 1933, as amended with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance.

The Group may also make forward-looking statements in other written materials, including other documents filed with or furnished to the SEC. In addition, the Group’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. In particular, among other statements, certain statements with regard to management objectives, trends in results of operations and competition are forward looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate,” “target,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” or other words of similar meaning.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group’s actual future results may differ materially from those set out in the Group’s forward-looking statements. There are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Barclays 2002 Annual Report on Form 20-F available on our website contains a discussion of some of these factors. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. Barclays does not intend to update forward-looking statements to reflect any changes in the Group’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any further disclosures Barclays may make in documents it files with the SEC.

ENDS

For further information contact:

Investor Relations:	Media enquiries:

Cathy Turner 020 7699 3638	Chris Tucker	020 7699 2674